                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2001
                                         ---------------
                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  EXERCISE OF OPTIONS
                                -------------------

AMVESCAP PLC
505646
IMMEDIATE RELEASE  25 SEPTEMBER 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 020 7454 3652





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 24 September 2001, Rothschild Trust (Cayman) Limited, the Trustee of the AMVESCAP Share Option Trust, sold 125,000 ordinary shares on behalf of participants of the AMVESCAP Executive Share Option Scheme. The Company was notified of these transactions on 24 September 2001.

Executive Directors of AMVESCAP PLC who are participants in the Share Option Schemes are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustee.






25 SEPTEMBER 2001.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  25 September, 2001                   By  /s/ ANGELA TULLY
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                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary